National Futures Association

Business Locations (3R)

Filed	May 25, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BARCLAYS BANK PLC	**NFA ID**	0209452
Submitted By	SATYDRA WILLIAMS	**User ID**	WILLIAMSS2

Business Information

Business Address	1 CHURCHILL PLACE CANARY WHARF LONDON E14 5HP UNITED KINGDOM
Phone Number	44 (0) 20 7116 1000
Fax Number	Not provided.
E-mail Address	Not provided.

Filed	May 25, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BARCLAYS BANK PLC	**NFA ID**	0209452
Submitted By	SATYDRA WILLIAMS	**User ID**	WILLIAMSS2

Location of Business Records

Business Records Address

1 CHURCHILL PLACE
LONDON E14 5HP
UNITED KINGDOM

U.S. Address for Production of Business Records

BARCLAYS CAPITAL INC.
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES

National Futures Association

Filed	May 25, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BARCLAYS BANK PLC	**NFA ID**	0209452
Submitted By	SATYDRA WILLIAMS	**User ID**	WILLIAMSS2

Contact Information

Registration Contact

MARY BETH COFFEY
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212-412-3206
E-mail: MARYBETH.COFFEY@BARCLAYS.COM

Membership Contact

MARY BETH COFFEY
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212-412-3206
E-mail: MARYBETH.COFFEY@BARCLAYS.COM

Accounting Contact

MARY BETH COFFEY
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212-412-3206
E-mail: MARYBETH.COFFEY@BARCLAYS.COM

Filed   May 25, 2017   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   BARCLAYS BANK PLC   **NFA ID**   0209452

Submitted By   SATYDRA WILLIAMS   **User ID**   WILLIAMSS2

Arbitration Contact

TIMOTHY MAGEE
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212 526-8252
E-mail: TIMOTHY.E.MAGEE@BARCLAYS.COM

Compliance Contact

EDWARD ABBRUZZESE
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212-526-8207
E-mail: EDWARD.ABBRUZZESE@BARCLAYS.COM

Exempt Foreign Firm Contact

MARY BETH COFFEY
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212-412-3206
E-mail: MARYBETH.COFFEY@BARCLAYS.COM

Filed	May 25, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BARCLAYS BANK PLC	**NFA ID**	0209452
Submitted By	SATYDRA WILLIAMS	**User ID**	WILLIAMSS2

Enforcement/Compliance Communication Contact

EDWARD ABBRUZZESE
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212-526-8207
E-mail: EDWARD.ABBRUZZESE@BARCLAYS.COM

Filed	May 25, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BARCLAYS BANK PLC	**NFA ID**	0209452
Submitted By	SATYDRA WILLIAMS	**User ID**	WILLIAMSS2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.